Exhibit 4.51

English Summary of €980 Million Term Loan Agreement

Ctrip.com International, Ltd. (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders entered into a €980 million term loan agreement dated June 8, 2017 (the “Agreement”).

The following is an English summary of material terms and conditions of the Agreement in accordance with Rule 12b-12(d) under the Securities Exchange Act of 1934, as amended (17 CFR 240.12b-12(d)). In addition to the material terms and conditions that have been summarized herein, the Agreement also includes other customary provisions with respect to subjects such as Borrower’s (as defined below) representations and warranties, mechanism of drawdown and repayment, indemnifications, events of default, fees and expenses, other standard covenants, enforcement of security, and amendment and assignment.

Borrower	Ctrip.com International, Ltd. (the “Borrower”).

Original Lenders

Onshore Lenders (Class A Loan Lenders):

•             Bank of China, Shanghai Changning Sub-branch

•             Industrial and Commercial Bank of China, Shanghai Branch

•             Shanghai Pudong Development Bank, Shanghai Branch

•             China Merchants Bank, Shanghai Xujiahui Sub-branch

•             Shanghai Minsheng Bank, Shanghai Branch

•             The Export-Import Bank of China, Shanghai Branch

•             Bank of Communications, Shanghai Changning Sub-branch

Offshore Lenders (Class B Loan Lenders):

•             Bank of China (Hong Kong)

•             Bank of Communications, London Branch

(collectively, the “Original Lenders”)

Loan Amount	Class A Loan: Renminbi equivalent of €800 million Class B Loan: €180 million (collectively, the “Loan”)

Loan Term	60 months from the first drawdown date.

Drawdown Term	Within 90 days from the date of the Agreement or other longer period agreed by the Borrower and Bank of China, Shanghai Branch.

Interest Rate	Class A Loan: People’s Bank of China benchmark interest rate Class B Loan: Euribor plus 150 bps per annum (if Euribor is negative, then it should be counted as 0 for the calculation of interest rate)

Repayment Schedule	Repayment in 10 instalments every six months commencing six months after the first drawdown date.

	Repayment Date	Cumulative Repayment Amount/Loan Amount
	6 months after the first drawdown date	1.5%
	12 months after the first drawdown date	3.0%
	18 months after the first drawdown date	13.5%
	24 months after the first drawdown date	24.0%
	30 months after the first drawdown date	50.0%
	36 months after the first drawdown date	65.0%
	42 months after the first drawdown date	75.0%
	48 months after the first drawdown date	85.0%
	54 months after the first drawdown date	92.5%
	Final Repayment	100.0%

Security

•                  Pledge of all shares of Skyscanner Holdings Limited (“Skyscanner”) held by the Borrower;

•                  Shanghai Huacheng Southwest International Travel Agency Co., Ltd. as the joint and several liability guarantor (the “Guarantor”);

•                  Mortgage of two properties located in Shanghai, China;

•                  Pledge of financial products held by the Borrower and its group companies; and

•                  Other security interest.

Voluntary Early Repayment	Borrower is allowed to repay all or a portion of the Loan in advance on the early repayment dates, starting from the third anniversary of the date of the Agreement.

Mandatory Early Repayment

•                  In the event that the Borrower or Skyscanner obtain additional capital through debt financing from other lenders, initial public offering of Skyscanner or proceeds from the transfer of the shares of Skyscanner or other companies, such capital shall be used to repay the Loan;

•                  In the event that there is an decrease in the valuation of the two properties mortgaged to the Lenders, Bank of China, Shanghai Branch will require the Borrower to provide additional security; and

•                  In the event that any Borrower conducts under any financing documents are considered illegal activities according to applicable laws, the Borrower must notify Bank of China, Shanghai Branch and repay the total outstanding amount under the Loan immediately.

Financial Covenants	During the term of the Loan, the Borrower and its group companies must: • maintain the consolidated debt-to-asset ratio at a level no greater than 80%;

•                  maintain the consolidated total assets at a level no less than RMB100 billion;

•                  maintain the consolidated net interest-bearing liabilities to EBITDA ratio at a level no greater than 5.0:1.0; and

•                  maintain the interest coverage ratio at a level no less than 2.0:1.0.

Skyscanner must:

•                  maintain its consolidated total assets at a level no less than £100 million; and

•                  maintain its consolidated net interest-bearing liabilities to EBITDA ratio at a level no greater than 5.0:1.0.

The Guarantor must:

•                  maintain its consolidated total assets at a level no less than RMB5 billion.

Other Key Covenants

During the term of the Loan,

•                  unless approved by Bank of China, Shanghai Branch in advance, the Borrower must remain as the controlling shareholder of Skyscanner, Ctrip Travel Information Technology (Shanghai) Co., Ltd., Ctrip Travel Network Technology (Shanghai) Co., Ltd. and Ctrip.com Hong Kong Limited, and the Borrower must maintain the control of the Guarantor through contractual arrangements;

•                  the Borrower must remain as a public company listed on Nasdaq;

•                  unless approved by Bank of China, Shanghai Branch in advance, the borrower cannot enter into any transactions, other than in its ordinary course of business, to transfer its assets, business or revenues if such transactions would result in a 10% decrease in its consolidated total assets;

•                  the Borrower cannot, and cannot cause its group companies to, enter into any merger, consolidation or reorganization transaction, unless such transactions (i) would not result in an change of controlling shareholder of the Borrower and its group companies, and (ii) would not, or would not be expected to, have material adverse effect;

•                  the Borrower cannot, and cannot cause its group companies to, materially change their nature of business operation;

•                  before the principal, the interest, and other fees under this Agreement are fully paid, the Borrower must maintain a holding of at least 97% shares of Skyscanner; and

•                  before the principal, the interest and other fees under this Agreement are fully paid, unless approved by Bank of China, Shanghai Branch in advance, the Borrower cannot make any amendment to its memorandum and articles of associations that would have material adverse effect to the Lenders.

Governing Law	The Agreement is governed by the laws of the People’s Republic of China.